Chaia Mount Vernon
Profit & Loss
January through December 2020

	Jan - Dec 20
Ordinary Income/Expense	
Income	
4100 · Sales	
4110 · Food	333,062.47
4120 · NA Beverage	9,661.50
4130 · Beer	1,851.00
4135 · Cocktails	8,094.25
4140 · Wine	2,140.00
4150 · Catering	
4151 · Food	28,171.00
4152 · NA Beverage	490.00
4154 · Merch	258.00
4150 · Catering - Other	445.00
Total 4150 · Catering	29,364.00
4160 · Event	
4161 · Food & Beverage	586.00
4162 · Fee	82.50
4160 · Event - Other	4,750.00
Total 4160 · Event	5,418.50
4170 · Merchandise	987.00
4180 · Healthcare Fund	60.00
4190 · Delivery Fee	3,225.00
Total 4100 · Sales	393,863.72
4999 · Refunds	510.61
Total Income	394,374.33
Cost of Goods Sold	
5100 · Cost of Goods Sold	
5110 · Food COGS	97,914.24
5120 · NA Beverage COGS	2,182.59
5130 · Beer COGS	578.39
5135 · Liquor COGS	4,221.33
5140 · Wine COGS	1,184.21
5170 · Event COGS	84.95
5180 · Shipping & Delivery	485.86
7110 · Packaging	26,705.22
7814 · 3rd Party Fees & Commissions	16,293.07
Total 5100 · Cost of Goods Sold	149,649.86
Total COGS	149,649.86
Gross Profit	244,724.47
Expense	
6000 · Employee Related	
6010 · Salaries & Wages	
6011 · Manager Gross Wages	24,645.69
6012 · FOH Gross Wages	25,729.49
6013 · BOH Gross Wages	77,960.69
6015 · Event Gross Wages	3,703.50
Total 6010 · Salaries & Wages	132,039.37
6100 · Payroll Taxes	
6101 · Employer FICA	12,532.76
6102 · FUTA	561.78
6103 · SUI	3,008.37
6104 · DC Family Leave	1,015.78
Total 6100 · Payroll Taxes	17,118.69

Chaia Mount Vernon
Profit & Loss
January through December 2020

	Jan - Dec 20
6200 · Workers Comp Insurance	924.32
6400 · Employee Development	600.00
6500 · Payroll Processing	3,471.46
Total 6000 · Employee Related	154,153.84
7000 · Operating Expenses	
7100 · Direct Operating	
7111 · Supplies	3,617.92
7112 · Equipment Rental	3,359.41
7113 · Decorations & Music	127.33
7114 · Linens	4,831.75
7116 · Uniforms & Cleaning	1,542.85
7117 · Taxes & Licenses	2,150.22
7100 · Direct Operating - Other	4,501.89
Total 7100 · Direct Operating	20,131.37
7200 · Advertising & Marketing	
7210 · Advertising	1,028.02
7220 · Marketing	5,057.79
7250 · Promos and Discounts	7,731.36
Total 7200 · Advertising & Marketing	13,817.17
7300 · General and Admin Expenses	
7310 · Bank Charges	899.08
7311 · Dues & Subscriptions	2,956.72
7312 · Freight & Delivery	590.49
7313 · Office Expenses	1,458.94
7314 · Parking	171.01
7315 · Stationery & Printing	753.14
7316 · Exterminator	5,234.61
7300 · General and Admin Expenses - Other	74.12
Total 7300 · General and Admin Expenses	12,138.11
7400 · Professional Services	
7410 · Accounting	14,375.00
7430 · Legal	1,495.00
Total 7400 · Professional Services	15,870.00
7500 · Repair & Maintenance	5,948.60
7600 · Utilities	
7610 · Electricity	12,672.85
7620 · Water	2,961.86
7630 · Trash	1,481.49
7640 · Gas	4,002.84
7650 · Internet	3,518.18
7600 · Utilities - Other	700.03
Total 7600 · Utilities	25,337.25
7700 · Occupancy	
7710 · Rent or Lease	129,984.77
7720 · Trash Removal	3,494.64
7730 · Insurance	8,822.75
7740 · Real Estate Taxes	30,905.84
7750 · CAM	19,101.17
7700 · Occupancy - Other	475.72
Total 7700 · Occupancy	192,784.89

Chaia Mount Vernon
Profit & Loss
January through December 2020

	Jan - Dec 20
7800 · Selling Expenses	
7810 · Cash Over / Short	48.83
7811 · Commissions & fees	258.48
7813 · Credit Card Processing	11,261.64
7815 · POS	1,270.85
7800 · Selling Expenses - Other	99.00
Total 7800 · Selling Expenses	12,938.80
Total 7000 · Operating Expenses	298,966.19
Total Expense	453,120.03
Net Ordinary Income	-208,395.56
Other Income/Expense	
Other Income	
4800 · COVID-19 Grants	27,500.00
9000 · Other Income	79,757.33
9200 · Rent Abatement	144,552.10
9210 · SBA Loan Payment Abatement	14,904.56
9266 · ERTC Credits	23,759.51
Total Other Income	290,473.50
Other Expense	
6900 · Guaranteed payment	30,770.00
8000 · Non-Operating Expenses	
8100 · Interest Expense	14,054.21
8200 · Depreciation	106,751.00
8300 · Amortization	6,294.00
8400 · Corporate Expenses	
8410 · Travel & Entertainment	28.76
8420 · Meals	28.12
Total 8400 · Corporate Expenses	56.88
Total 8000 · Non-Operating Expenses	127,156.09
8600 · Prior Period Expense	-90,358.44
8800 · Deminimus Cap Expense	1,185.08
Total Other Expense	68,752.73
Net Other Income	221,720.77
Net Income	**13,325.21**